Golden Bull Limited

707 Zhang Yang Road, Sino Life Tower, F35

Pudong, Shanghai, China 200120

VIA EDGAR

March 19, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attn: Dietrich A. King

Re: Golden Bull Limited

Registration Statement on Form F-1

Filed December 22, 2017

File No. 333-222269

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golden Bull Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Monday, March 19, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/Erxin Zeng
Erxin Zeng Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Kaufman & Canoles, P.C.